Contact

www.linkedin.com/in/kevin-hagedorn-7780077a (LinkedIn)

Top Skills

New Business Development

Fundraising

Optical Engineering

Honors-Awards

National Science Foundation Small Business Grant

Publications

Preparation and Photoelectrochemical Activity of Macroporous p-GaP(100)

Intermetallic PtPb Nanoparticles Prepared by Pulsed Laser Ablation in Liquid

Design Considerations for Nanowire Heterojunctions in Solar Energy Conversion/Storage Applications

Patents

Method of Manufacturing Ordered Intermetallic Catalysts

Metal Organic Complexes for Improved Smoothness and Uniformity of Thin Films Deposited from Nanocolloids via Electrophoresis

Kevin Hagedorn

Optical Engineer, Optoelectronics, New Business Development

Ann Arbor, Michigan, United States

Experience

Life Magnetics

Founder

2013 - Present (10 years)

Ann Arbor, MI

Life Magnetics, Inc. has developed a carbon based coating which can be applied to nearly any surface which is structurally selective for nucleic acids. The company is leveraging this technology to stabilize RNA for shipping and storage. Remember how the COVID-19 vaccines needed to be cold stored? And also selecting for RNA based on structure for drug development applications.

SurClean, Inc.

Optical Engineer/Staff Scientist

December 2014 - June 2015 (7 months)

Ann Arbor, MI

SurClean is reducing the cost of paint and coating removal by developing an automated laser coating removal process. Compared to traditional coating removal methods like media blasting and solvent etching, laser coating removal creates less waste, is more precise in removing individual coating layers, and is safer for workers. The process is entirely automated by a robot and does not expose the operator to toxic substances.

IMRA America, Inc.

Staff Scientist

2010 - 2013 (3 years)

Ann Arbor, MI

Developed applications for ultrafast laser micromachining, including scribing of solar cell interconnects.

Prepared noble metal nanoparticles and evaluated their performance detecting biomarkers using ELISA and other assays.

Education

University of Michigan

Doctor of Philosophy (PhD), Materials Chemistry · (2005 - 2010)

University of Michigan

Bachelor's Degree, Honors Chemistry with a duel degree in Biochemistry · (2001 - 2005)